Exhibit 99.1

EXECUTION VERSION

TELUS CORPORATION

3.400% SUSTAINABILITY-LINKED NOTES DUE MAY 13, 2032

Underwriting Agreement

February 23, 2022

To the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

TELUS Corporation, a British Columbia company (the “Company”), confirms its agreement with each of the underwriters named in Schedule II hereto (collectively, the “Underwriters”, and each individually an “Underwriter”), for whom J.P. Morgan Securities LLC, TD Securities (USA) LLC and Wells Fargo Securities, LLC are acting as representatives (in such capacity, the “Representatives”), with respect to the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective principal amounts set forth in Schedule II hereto of U.S.$900 million aggregate principal amount of the Company’s 3.400% Sustainability-Linked Notes due May 13, 2032 (the “Securities”), to be issued under the indenture dated as of September 19, 2016 (the “Base Indenture”) between the Company and Computershare Trust Company, N.A. as U.S. trustee (the “U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”), as supplemented by a first supplemental indenture dated as of September 19, 2016 (the “First Supplemental Indenture”), a second supplemental indenture dated as of March 6, 2017 (the “Second Supplemental Indenture”), a third supplemental indenture dated as of October 1, 2017 (the “Third Supplemental Indenture”), a fourth supplemental indenture dated as of June 12, 2018 (the “Fourth Supplemental Indenture”), and a fifth supplemental indenture dated as of May 28, 2019 (the “Fifth Supplemental Indenture”), as further supplemented by a sixth supplemental indenture to be dated as of February 28, 2022 (the “Sixth Supplemental Indenture” and, together with the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture and the Base Indenture, the “Indenture”).

The Company has prepared and filed with the British Columbia Securities Commission (the “Reviewing Authority”) in accordance with National Instruments 44-101 – Short Form Prospectus Distributions (“National Instrument 44-101”) and 44-102 - Shelf Distributions (“National Instrument 44-102”), a preliminary short form base shelf prospectus dated May 14, 2021 relating to debt securities, preferred shares, common shares, warrants to purchase equity securities, warrants to purchase debt securities, share purchase contracts, share purchase or equity units and subscription receipts (the “Canadian Preliminary Prospectus”). The Company has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”) in accordance with the provisions of the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder (collectively, the “U.S. Securities Act”), a registration statement on Form F-10 (File No. 333-256124) on May 14, 2021, which includes the Canadian Preliminary Prospectus in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Preliminary Prospectus”).

Further, the Company has prepared and filed (1) with the Reviewing Authority, in accordance with National Instruments 44-101 and 44-102, a final short form base shelf prospectus dated May 25, 2021 relating to debt securities, preferred shares, common shares, warrants to purchase equity securities, warrants to purchase debt securities, share purchase contracts, share purchase or equity units and subscription receipts (the “Canadian Final Prospectus”) and has obtained from the Reviewing Authority a receipt evidencing the receipt or deemed receipt, as applicable, for the Canadian Final Prospectus from the Reviewing Authority pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, and (2) with the SEC, in accordance with the provisions of the U.S. Securities Act, a registration statement on Form F-10 (File No. 333-256124) on May 26, 2021, which includes the Canadian Final Prospectus in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Final Prospectus”).

The registration statement on Form F-10 (File No. 333-256124), including the exhibits thereto and the documents and any other information expressly incorporated by reference therein, at the time it became effective, is herein called the “Registration Statement”.

The Company has prepared and filed with the Reviewing Authority, in accordance with National Instrument 44-102 (the “Shelf Procedures”), a preliminary prospectus supplement dated February 23, 2022 to the Canadian Final Prospectus in respect of the offering of the Securities (the “Canadian Preliminary Supplement”). The Company has also prepared and filed with the SEC a preliminary prospectus supplement dated February 23, 2022 to the U.S. Final Prospectus in respect of the offering of the Securities (the “U.S. Preliminary Supplement”) which is substantially similar to the Canadian Preliminary Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC).

The Company will prepare and file with the Reviewing Authority, in accordance with the Shelf Procedures, a final prospectus supplement dated the date hereof to the Canadian Final Prospectus in respect of the offering of the Securities setting forth the Shelf Information (as defined below) (the “Canadian Supplement”), by the earlier of: (a) the date the Canadian Supplement is first sent or delivered to a purchaser; and (b) two Business Days after the execution and delivery of this Agreement. The Company will prepare and file with the SEC within one Business Day after the Canadian Supplement is filed with the Reviewing Authority, in accordance with General Instruction II.L of Form F-10, a final prospectus supplement to the U.S. Final Prospectus in respect of the offering of the Securities which is substantially similar to the Canadian Supplement in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Supplement”).

The information included in the Canadian Supplement that is omitted from the Canadian Final Prospectus but that is required under the Shelf Procedures to be included in the Canadian Supplement is referred to as the “Shelf Information”.

The Canadian Final Prospectus, including the documents and any other information expressly incorporated by reference therein, is herein referred to as the “Canadian Prospectus,” except that (a) when the Canadian Preliminary Supplement is filed with the Reviewing Authority, the term “Canadian Prospectus” shall also include the Canadian Preliminary Supplement, including the documents and any other information expressly incorporated by reference therein, and (b) when the Canadian Supplement is filed with the Reviewing Authority, the term “Canadian Prospectus” shall include the Canadian Supplement, including the documents and any other information expressly incorporated by reference therein.

The U.S. Final Prospectus, including the documents and any other information expressly incorporated by reference therein, is herein referred to as the “U.S. Prospectus”, except that (a) when the U.S. Preliminary Supplement is furnished to the Underwriters (whether or not such prospectus supplement is yet required to be filed under the U.S. Securities Act), the term “U.S. Prospectus” shall also include the U.S. Preliminary Supplement, including the documents and any other information expressly incorporated by reference therein, and (b) when the U.S. Supplement is furnished to the Underwriters (whether or not such prospectus supplement is yet required to be filed under the U.S. Securities Act), the term “U.S. Prospectus” shall include the U.S. Supplement, including the documents and any other information expressly incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer and include any documents filed with the Reviewing Authority after the date of effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of the offering and which are incorporated by reference in such Registration Statement or U.S. Prospectus.

The Canadian Prospectus and the U.S. Prospectus are sometimes referred to herein together as the “Prospectuses”.

At or prior to the time when sales of the Securities were first made at 4:15 p.m. (Eastern time) on February 23, 2022 (the “Time of Sale”), the Company had prepared the following information (collectively, the “Time of Sale Information”): (i) the U.S. Final Prospectus, (ii) the U.S. Preliminary Supplement, and (iii) each “free-writing prospectus” (as defined pursuant to Rule 405 under the U.S. Securities Act) listed on Annex D hereto.

The Company and the Underwriters hereby agree as follows:

1	On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to create and issue the Securities and sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, the aggregate principal amount of Securities set forth opposite such Underwriter’s name in Schedule II hereto plus any additional principal amount of Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 11 hereof, in each case at a price equal to 99.713% of the principal amount thereof. In consideration of the Underwriters’ agreement to purchase the Securities from the Company in accordance herewith, the Company agrees to pay the Underwriters as provided for in Section 3 below a fee equal to 0.650% of the principal amount thereof (the “Underwriting Fee”).

2	The Company understands that the Underwriters or their affiliates will offer the Securities for sale to the public in the United States.

The several Underwriters, or their Canadian affiliates, may also offer the Securities to purchasers located or resident in each of the provinces of Canada on a private placement basis pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws. The Underwriters shall provide each prospective purchaser located or resident in a province of Canada with a copy of the Canadian preliminary offering memorandum dated the date hereof and prepared by the Company, which includes the U.S. Prospectus (collectively, the “Canadian Preliminary Offering Memorandum”), and will provide to each purchaser located or resident in a province of Canada with a copy of a Canadian final offering memorandum prepared by the Company and satisfactory to the Underwriters, acting reasonably, which includes the U.S. Prospectus (collectively, the “Canadian Final Offering Memorandum”, and together with the Canadian Preliminary Offering Memorandum, the “Canadian Offering Memorandum”), pursuant to which each such purchaser located or resident in a province of Canada (a “Canadian Purchaser”) will make the deemed representations and warranties contained therein for the benefit of the Company and the Underwriters. Sales in Canada shall only be made to purchasers located or resident in a province of Canada who the Underwriters reasonably believe qualify as both (i) an “accredited investor” as defined in Section 73.3 of the Securities Act (Ontario) or National Instrument 45-106 Prospectus Exemptions (“NI 45-106”), as applicable, who is purchasing as principal or deemed to be purchasing as principal in accordance with applicable Canadian securities laws and (ii) a “permitted client” within the meaning of National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations. Each Underwriter will provide to the Company the information pertaining to each Canadian Purchaser as required to be disclosed in Item 7 and Schedule 1 of Form 45-106F1 under NI 45-106 within three (3) business days of the Closing Date (as defined below) provided that (A) it shall not be obligated to provide information relating to whether a Canadian Purchaser is an insider of the Company and (B) in providing information relating to whether the Canadian Purchaser is a registrant, the Underwriters shall be entitled to rely on information readily available from publicly available sources.

The Underwriters agree to offer the Securities only in accordance with, and in a manner permitted by, the laws of each jurisdiction in which such Securities are permitted to be offered, as described under “Underwriting” in the Canadian Supplement and the U.S. Supplement. The Underwriters further agree, upon receipt of the same from the Company, to send a copy of all amendments to the U.S. Prospectus to all persons to whom copies of the U.S. Prospectus are sent.

3	Payment for the Securities shall be made by the Underwriters by wire transfer in immediately available funds to the account specified by the Company to the Underwriters, net of the Underwriting Fee, which notification shall be no later than noon on the Business Day (as defined herein) prior to the date of payment, such payment to be made on the date and at the time and place set forth in Schedule I hereto (or at such other time and place on the same or such other date, not later than the fifth Business Day thereafter, as the Underwriters and the Company may agree in writing). As used herein, the term “Business Day” means any day other than a day on which banks are permitted or required to be closed in Toronto or New York. The time and date of such payment and delivery with respect to the Securities are referred to herein as the “Closing Date”.

Payment for the Securities shall be made against delivery to the nominee of the depositary specified in Schedule I hereto for the respective accounts of the Underwriters of the Securities to be purchased by them of one or more global notes.

The Company shall electronically transmit (such as by use of .pdf) copies of one or more global certificates (collectively, the “Global Notes”) representing the Securities to counsel to the Underwriters for inspection by the Underwriters not later than 3:00 p.m. (Eastern time) on the Business Day prior to the Closing Date. On or prior to the Closing Date, the Company shall deliver the Global Notes to The Depository Trust Company (“DTC”) or to the U.S. Trustee, acting as custodian for DTC, as applicable. Delivery of the Securities to the Underwriters on the Closing Date shall be made through the facilities of DTC unless the Representatives shall otherwise instruct.

4	During the distribution of the Securities, neither the Company nor the Underwriters shall use in Canada any marketing materials (as such term is defined in National Instrument 41-101 (“NI 41-101”).

5	The Company represents and warrants to each Underwriter that:

(a)	The Company is eligible to use the Shelf Procedures;

(b)	The Reviewing Authority has issued a receipt for the Canadian Final Prospectus; neither the Reviewing Authority, any other Canadian securities regulatory authority nor any court has issued an order preventing or suspending the use of the Canadian Prospectus relating to the proposed offering of the Securities or preventing the distribution of the Securities or instituted proceedings for that purpose;

(c)	The Company is a reporting issuer not in default under all applicable securities laws in each province of Canada, and the respective rules and regulations under such laws, and is in compliance with its obligations thereunder in all material respects and there has been no material change (within the meaning of such term under Canadian Securities Laws (as defined herein)) relating to the Company which has occurred since December 31, 2021 and with respect to which the requisite material change report has not been filed on a non-confidential basis with any Canadian securities regulatory authority, except to the extent that the offering contemplated hereby may constitute a material change;

(d)	(i) As of their respective dates, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied in all material respects with all applicable securities laws of the Reviewing Authority and the respective rules and regulations under such laws including, without limitation, the Shelf Procedures and applicable published policy statements of securities regulatory authorities in such province (collectively, the “Canadian Securities Laws”), and, at the time of its delivery to the Underwriters and the Underwriters’ offer for sale to the public of the Securities, the Canadian Prospectus complied and will comply, as applicable, in all material respects with the Canadian Securities Laws; (ii) as of the date of filing of the Canadian Preliminary Supplement, the Canadian Final Prospectus, as supplemented by the Canadian Preliminary Supplement, constituted full, true and plain disclosure of all material facts relating to the Company and the Securities and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or which was necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading; (iii) the Canadian Final Prospectus, as supplemented by the Canadian Supplement, or any amendment or supplement thereto, as of the applicable filing date, will constitute full, true and plain disclosure of all material facts relating to the Company and the Securities and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or which is necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading; and (iv) the documents incorporated by reference in the Canadian Prospectus and the U.S. Prospectus, when they were filed with the Reviewing Authority, were prepared in accordance with the Canadian Securities Laws in all material respects; and any further documents so filed and incorporated by reference in the Canadian Prospectus and the U.S. Prospectus, or any further amendment or supplement thereto, when such documents are filed with the Reviewing Authority, will be prepared in accordance with the Canadian Securities Laws in all material respects; provided, however, that the representation and warranty set forth in this clause 5(d) shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Underwriters through the Representatives (“Underwriter Information”) expressly for use therein;

(e)	The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”);

(f)	The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act;

(g)	The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose or pursuant to Section 8A of the U.S. Securities Act against the Company or related to the offering of the Securities are pending before or, to the Company’s knowledge, threatened by the SEC; no securities regulatory authority in Canada or the United States or any court has issued an order preventing or suspending the use of the U.S. Prospectus or any order ceasing or suspending the distribution or trading in the Securities or instituted proceedings for that purpose;

(h)	At the Time of Sale, (i) the Time of Sale Information and (ii) any electronic road show, when taken together as a whole with the Time of Sale Information, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and no electronic road show contains any information that conflicts with the information contained in the Registration Statement, the Time of Sale Information or the U.S. Prospectus; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with the Underwriter Information provided expressly for use in such Time of Sale Information;

(i)	Other than the U.S. Prospectus, the U.S. Preliminary Supplement and the U.S. Supplement, the Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the U.S. Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities in the United States (each such communication by the Company or its agents and representatives (other than a communication referred to in clause (i) below), an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the U.S. Securities Act or Rule 134 under the U.S. Securities Act, or (ii) the documents listed on Annex D hereto and other written communications approved in writing in advance by the Representatives, including any electronic road show. Each Issuer Free Writing Prospectus does not conflict with the information contained in the Registration Statement or the U.S. Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the other Time of Sale Information as of the Time of Sale, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with the Underwriter Information provided expressly for use in any Issuer Free Writing Prospectus;

(j)	(i) The U.S. Prospectus, the U.S. Preliminary Supplement and the U.S. Supplement conform or will conform to the Canadian Prospectus, the Canadian Preliminary Supplement and the Canadian Supplement, respectively, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the U.S. Securities Act; (ii) the Registration Statement, when it became effective, did not contain and, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) the Registration Statement, the Form F-X, the U.S. Preliminary Prospectus, and the U.S. Prospectus comply and, as amended or supplemented, if applicable, complied or will comply, as at the applicable filing date, in all material respects with the U.S. Securities Act and the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the applicable rules and regulations of the SEC thereunder, and (iv) the U.S. Preliminary Prospectus and the U.S. Prospectus, as at the applicable filing date and as of the Closing Date, do not and will not contain and, as amended or supplemented, if applicable, as at the applicable filing date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading provided, however, that the representation and warranty set forth in this Section 5(j) shall not apply to (A) any statements or omissions made in reliance upon and in conformity with any Underwriter Information provided expressly for use therein, and (B) that part of the Registration Statement that constitutes the Form T-1 of the U.S. Trustee; there are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required (other than reports or information required to be made public after the date hereof pursuant to the Shelf Procedures); there are no contracts or documents required to be filed with the Reviewing Authority in connection with the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Supplement, or the Canadian Supplement that have not been filed as required pursuant to Canadian Securities Laws and delivered to the Underwriters;

(k)	There are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the U.S. Prospectus or to be filed as exhibits to the Registration Statement that are not described, referred to or filed as required and delivered to the Underwriters;

(l)	The audited consolidated financial statements of the Company incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectuses present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated results of operation and the consolidated changes in financial position of the Company and its subsidiaries for the periods specified and such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, consistently applied throughout the periods involved; the selected financial data included in the Registration Statement, the Time of Sale Information and the Prospectuses present fairly the information shown therein and have been compiled on a basis consistent with that of the consolidated financial information included in the Registration Statement, the Time of Sale Information and the Prospectuses;

(m)	Deloitte LLP, who have reported upon the audited consolidated financial statements of the Company included in the Registration Statement, the Time of Sale Information and the Prospectuses are, and during the periods covered by their report were, independent with respect to the Company within the meaning of the Business Corporations Act (British Columbia) and applicable Canadian Securities Laws, and are independent public accountants as required by the U.S. Securities Act and the rules thereunder, the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder;

(n)	Since the respective dates as of which information is given in the Registration Statement, the Time of Sale Information and the Prospectuses, there has not been any material change in the capital stock or long-term debt of the Company or any of its subsidiaries, except as set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses, or any material adverse change in or affecting the general affairs, assets or properties, business, prospects, results of operations or the condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”); and except as set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses, neither the Company nor any of its subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) material to the Company and its subsidiaries taken as a whole;

(o)	The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Province of British Columbia, with corporate power and capacity to own its properties and conduct its business as described in the Registration Statement, the Time of Sale Information and the Prospectuses, and has been duly qualified as an extra-provincial corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a Material Adverse Effect;

(p)	TELUS Communications Inc. (“TCI”) has been duly incorporated and is validly existing as a corporation under the laws of the Province of British Columbia, with corporate power and capacity to own its properties and conduct its business as described in the Registration Statement, the Time of Sale Information and the Prospectuses, and has been duly qualified as an extra-provincial corporation or has made all necessary extra-provincial registrations for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a Material Adverse Effect; and all the outstanding shares of capital stock of TCI have been duly authorized and validly issued, are fully-paid and non-assessable, and are owned by the Company, free and clear of all liens, encumbrances, security interests and claims, except for any liens, encumbrances, security interests and claims which, singly or in the aggregate, are not material to the Company and its subsidiaries, taken as a whole;

(q)	TELUS International (Cda) Inc. (“TELUS International”) has been duly incorporated and is validly existing as a corporation under the laws of the Province of British Columbia with corporate power and capacity to own its properties and conduct its business as described in the Registration Statement, the Time of Sale Information and the Prospectuses, and has been duly qualified as an extra-provincial corporation or has made all necessary extra-provincial registrations for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a Material Adverse Effect; and all the outstanding shares of capital stock of TELUS International that are owned by the Company, directly or indirectly, have been duly authorized and validly issued, are fully-paid and non-assessable, and are owned by the Company, free and clear of all liens, encumbrances, security interests and claims, except for any liens, encumbrances, security interests and claims which, singly or in the aggregate, are not material to the Company and its subsidiaries, taken as a whole;

(r)	TCI is the only subsidiary of the Company that separately owns assets constituting more than 10% of the consolidated assets of the Company and TCI and TELUS International are the only subsidiaries of the Company that generated sales and operating revenues that exceeded 10% of the consolidated sales and operating revenues of the Company for the year ended December 31, 2021. In addition, all of the assets, sales and operating revenues of the Company’s other subsidiaries (other than TCI and TELUS International), together do not exceed 20% of the Company’s total consolidated assets or 20% of the Company’s total consolidated sales and operating revenues for the year ended December 31, 2021. The assets, sales and operating revenues of TELUS International contributed less than 10% to the Company’s total consolidated assets and less than 15% to the Company’s total consolidated sales and operating revenues, as at, or for the year ended, December 31, 2021, respectively;

(s)	This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, subject to (i) bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or other laws of general application relating to or affecting the enforcement of rights of creditors; (ii) general principles of equity, including the qualification that equitable remedies, including, without limitation, specific performance and injunction, may be granted only in the discretion of a court of competent jurisdiction, and the qualification that equitable remedies may not be available in any case against the Company; (iii) statutory and inherent powers of a court to stay proceedings before it and to grant relief from forfeiture; and (iv) the limitation that the rights of indemnity, contribution and waiver may be limited by applicable laws;

(t)	The Securities have been duly authorized, and, when issued and delivered pursuant to this Agreement and the Indenture, will have been duly executed, authenticated (when duly countersigned by the U.S. Trustee and the Canadian Trustee), issued and delivered and will constitute valid and binding obligations of the Company, enforceable in accordance with their terms (except as (i) the enforceability thereof may be limited by bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or other laws of general application relating to or affecting the enforcement of rights of creditors and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability) and entitled to the benefits provided by the Indenture; the Indenture has been duly authorized and qualified under the Trust Indenture Act and, when executed and delivered by the Company, the U.S. Trustee and the Canadian Trustee, the Indenture will constitute a valid and binding instrument, enforceable against the Company in accordance with its terms; (except as (i) the enforceability thereof may be limited by bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or other laws of general application relating to or affecting the enforcement of rights of creditors, (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability, and (iii) rights to indemnity and contribution may be limited by applicable law) and the Securities and the Indenture conform or will conform, in all material respects, to the descriptions thereof in the Registration Statement, the Time of Sale Information and the Prospectuses;

(u)	(i) The Base Indenture does meet, and the Indenture and the form and terms of the Securities will meet, all legal requirements under the Business Corporations Act (Ontario) and the Business Corporations Act (British Columbia), and (ii) the provisions of the Business Corporations Act (Ontario) and the Business Corporations Act (British Columbia) have been complied with, or will have been complied with no later than the time of delivery of the Securities by the Company, in respect of the issue, authentication (when duly countersigned by the U.S. Trustee and the Canadian Trustee) and delivery of the Securities;

(v)	Neither the Company nor TCI is, or with the giving of notice or lapse of time or both would be, in violation of or in default under, its Notice of Articles, Articles or Certificate of Incorporation, as the case may be, or any indenture, mortgage, deed of trust, loan agreement or other agreement, license or instrument to which the Company or TCI is a party or by which either of them or any of their respective properties is bound, except for violations and defaults which, singly or in the aggregate, would not have a Material Adverse Effect and except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses; the issue and sale of the Securities and the performance by the Company of all of its obligations under the Securities, the Indenture and this Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement, license or instrument to which the Company or TCI is a party or by which the Company or TCI is bound or to which any of the property or assets of the Company or TCI is subject, except for any conflicts, breaches or defaults which, singly or in the aggregate, would not have a Material Adverse Effect or a material adverse effect on the Company’s ability to issue and sell the Securities and perform all of its obligations under the Securities, the Indenture and this Agreement and the Underwriters’ ability to offer for sale the Securities, nor will any such action result in any violation of the provisions of (i) the Notice of Articles, Articles or Certificate of Incorporation, as the case may be, of the Company or TCI, or (ii) any applicable law or statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company, TCI or any of their respective properties, except for any violations in the case of this clause (ii) which, singly or in the aggregate, would not have a Material Adverse Effect; and no consent, approval, authorization, order, license, registration or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement or the Indenture, except such consents, approvals, authorizations, orders, licenses, registrations or qualifications as have been obtained (or will be obtained prior to the Closing Date) under Canadian Securities Laws, the U.S. Securities Act and the Trust Indenture Act and as may be required under U.S. state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters;

(w)	Other than as set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses, there are no legal or governmental investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened before any court or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign (including, without limitation, proceedings, inquiries, or investigations of Innovation, Science and Economic Development Canada (“ISED”) or Department of Canadian Heritage (“Canadian Heritage”), the Canadian Radio-television and Telecommunications Commission (the “CRTC”) or the Competition Bureau (the “Bureau”), or arising under the Telecommunications Act (Canada) (the “Telecommunications Act”), the Radiocommunication Act (Canada) (the “Radiocommunication Act”), the Broadcasting Act (Canada) (the “Broadcasting Act”) or the Competition Act (Canada) (the “Competition Act”)), against or involving the Company or TCI or any of their respective properties or to which the Company or TCI is or may be a party or to which any property of the Company or TCI is or may be the subject which, singly or together with any related such determinations, would have, or would reasonably be expected to have, a Material Adverse Effect and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others; nor are there any matters under discussion with any governmental authorities relating to taxes, governmental charges or assessments asserted by any such authority which would have a Material Adverse Effect;

(x)	The Company and TCI have good leasehold title or good and marketable title to material real property and buildings and good title to material personal property; and all material real property held under leases are held by the Company and TCI under valid, existing and enforceable leases, as such leases pertain to the Company and TCI, with such exceptions as do not interfere with the use made or proposed to be made of such property and buildings by the Company or TCI or would not, singly or in the aggregate, have a Material Adverse Effect; and all material items of real property and material personal property owned by the Company and TCI are held free and clear of all liens, encumbrances and defects except such as are described or referred to in the Registration Statement, the Time of Sale Information or the Prospectuses, or such as would not have a Material Adverse Effect;

(y)	No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any of its subsidiaries on the other hand, which is required by the Canadian Securities Laws or U.S. Securities Act to be described in the Registration Statement, the Time of Sale Information and the Prospectuses which is not so described;

(z)	The Company is not and, after giving effect to the offering and sale of the Securities and the receipt and application of the net proceeds therefrom as described under the caption “Use of Proceeds” in the Prospectuses, will not be an “investment company” or an entity “controlled” by an “investment company”, as such terms are defined in the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”);

(aa)	Immediately after any sale of Securities by the Company to purchasers as contemplated hereunder, the aggregate amount of Securities which have been issued and sold by the Company to purchasers as contemplated hereunder and of any other securities of the Company (other than the Securities) that shall have been issued and sold pursuant to the Canadian Final Prospectus and the Registration Statement will not exceed the amount of securities qualified under the Canadian Final Prospectus or registered under the Registration Statement;

(bb)	The Company and TCI have filed all material federal, provincial, local and foreign tax returns which have been required to be filed and have paid all taxes shown thereon and all assessments received by them or any of them to the extent that such taxes are material and have become due and are not being contested in good faith; and, except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses, to the best of the Company’s knowledge, there are no tax deficiencies which have been or might reasonably be expected to be asserted or threatened against the Company or TCI which would, singly or in the aggregate, have a Material Adverse Effect;

(cc)	Each of the Company and TCI owns, possesses or has adequate and enforceable rights to all licenses, permits, waivers, certificates, registrations, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all federal, provincial, and other governmental authorities (including foreign regulatory agencies), all self-regulatory organizations and all courts and other tribunals, domestic or foreign, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof, except where any failure to possess or obtain any such license, permit, waiver, certificate, registration, consent, order, approval or other authorization or to make any such declaration or filing or to fulfill any condition to an authorization, would not, singly or in the aggregate, have a Material Adverse Effect, and neither the Company nor TCI has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, waiver, certificate, registration, consent, order, approval or other authorization, except as described in the Registration Statement, the Time of Sale Information and the Prospectuses or where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect; and each of the Company and TCI is in compliance with all laws and regulations relating to the conduct of its business as conducted as of the date hereof, except where any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect;

(dd)	The Company and TCI are in compliance with each license, permit, approval, authorization, certificate or waiver necessary to operate its business as described in the Prospectuses (“Licenses”) held by them and are not in violation of, or in default in any respect under, the applicable statutes, ordinances, rules, regulations, orders, policies or decrees of any governmental entities, regulatory agencies or bodies having, asserting or claiming jurisdiction over it or over any part of its respective operations or assets, except for such violations or defaults which would not singly or in the aggregate have a Material Adverse Effect. Except as described in or contemplated by the Registration Statement, the Time of Sale Information and the Prospectuses, the Licenses held by the Company and TCI contain no restrictions that are materially burdensome to the Company or its subsidiaries, taken as a whole, except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses;

(ee)	There are no existing or, to the best knowledge of the Company, threatened labour disputes with the employees of the Company or TCI which are likely to have a Material Adverse Effect, other than as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses;

(ff)	The Company and TCI (i) are in compliance with any and all applicable foreign, federal, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a Material Adverse Effect; any costs or liabilities associated with compliance with Environmental Laws would not, singly or in the aggregate, have a Material Adverse Effect;

(gg)	Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses, to the best of the Company’s knowledge, there is no pending or threatened change in the Communications Statutes (as defined herein) which would have a Material Adverse Effect. “Communications Statutes” means the Telecommunications Act, the Canadian Radio-television and Telecommunications Commission Act (Canada), the Radiocommunication Act, the Broadcasting Act or other statutes of Canada specifically relating to the regulation of the Canadian telecommunications industry (including for this purpose the orders, rules, regulations, directives, decisions, notices and policies promulgated pursuant to such statutes, including the Radiocommunication Regulations (Canada) (the “Radiocommunication Regulations”), the Broadcasting Distribution Regulations (Canada), the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “Ownership Regulations”) and the Direction to the CRTC (Ineligibility of Non-Canadians) (the “CRTC Direction”) and applicable statutes or regulations, if any, of any province of Canada specifically relating to the regulation of the Canadian telecommunications industry and the orders, rules, regulations, directives, decisions, notices and policies promulgated thereunder;

(hh)	The Company and TCI have timely filed all renewal applications with respect to all Licenses held by any of them, except where the failure to file would not result in a Material Adverse Effect; no protests or competing applications have been filed with respect to such renewal applications and nothing has come to the Company’s attention that would lead it to conclude that such renewal applications will not be granted by the appropriate regulatory agency or body in the ordinary course or that its Licenses will be terminated, except where the consequence of such non-compliance, or applications not being granted or such Licenses being terminated would not have a Material Adverse Effect; and the Company and TCI are authorized under the Communications Statutes and the rules and regulations promulgated thereunder to continue to provide the services which are the subject of such renewal applications during the pendency thereof;

(ii)	The material business and operations conducted and proposed to be conducted by the Company and TCI, as described in the Registration Statement, the Time of Sale Information and the Prospectuses, are not regulated by any federal or provincial utility or rate-regulating commission, other than the CRTC, ISED, and the Federal Communications Commission in the areas in which the Company or TCI conducts or proposes to conduct its material business and operations as described in the Registration Statement, the Time of Sale Information and the Prospectuses, and the Company and TCI are not, and based on existing regulations will not be, required to obtain any license from any such utility or rate-regulating commission, other than the CRTC, ISED, and the Federal Communications Commission, except where any failure to possess or obtain any such license would not, singly or in the aggregate, have a Material Adverse Effect; except as set forth in the Time of Sale Information and the Prospectuses, there are no regulatory matters required to be described in the Registration Statement, the Time of Sale Information and the Prospectuses that are not so described therein in order to make the statements therein not misleading;

(jj)	TCI and A.B.C. Allen Business Communications Ltd. are the only telecommunications common carriers (as such term is used in the Telecommunications Act and in accordance with the Ownership Regulations) that are controlled by the Company, and each such company is:

(i)	eligible to operate as a Canadian carrier in Canada, as defined under and in accordance with the Telecommunications Act and the Ownership Regulations;

(ii)	not in violation of the prohibition contained in subsection 16(4) of the Telecommunications Act against operating in Canada as a telecommunications common carrier unless it is eligible under Section 16 of the Telecommunications Act to do so; and

(iii)	not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations;

(kk)	Not less than 80% of the members of the board of directors of TCI and A.B.C. Allen Business Communications Ltd. are individual Canadians, as defined under the Ownership Regulations, and Canadians, as defined under the Ownership Regulations, beneficially own, directly or indirectly, in the aggregate and otherwise than by way of security only, all of the issued and outstanding voting shares, as defined under the Ownership Regulations, of each such company;

(ll)	TCI and A.B.C. Allen Business Communications Ltd. are the only radiocommunication service providers (as such term is used in the Radiocommunication Regulations) that are controlled by the Company and each such company:

(i)	is eligible to hold radio authorizations authorizing the operation in Canada of radio apparatus, as defined under and in accordance with the Radiocommunication Act and the Radiocommunication Regulations;

(ii)	is not in violation of the prohibition contained in subsection 4(1) of the Radiocommunication Act against operating radio apparatus in Canada, except under and in accordance with a radio authorization issued by the Minister of Innovation, Science and Industry;

(iii)	is not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations; and

(iv)	is eligible to be issued a radio authorization under subsection 9(1) of the Radiocommunication Regulations;

(mm)	TCI is Canadian, as defined under the Ownership Regulations;

(nn)	TCI is the only holder of licenses to operate broadcasting undertakings (as such term is used in the Broadcasting Act) that is controlled by the Company, and it is:

(i)	eligible to hold broadcasting licenses authorizing the operation in Canada of distribution and programming undertakings, as defined under and in accordance with the Broadcasting Act;

(ii)	not in violation of the prohibition contained in subsection 32(1) of the Broadcasting Act; and

(iii)	not a non-Canadian (as that term is defined in the CRTC Direction);

(oo)	The Company, in respect of its ownership of and control over TCI, is a carrier holding corporation and a qualified corporation, as defined under the Ownership Regulations;

(pp)	Neither the Company nor TCI is in violation of any judgment, decree, order, writ, law, statute, rule or regulation rendered or enacted in Canada respecting telecommunications and the regulation within Canada of telecommunications common carriers, as defined in the Telecommunications Act, or respecting radiocommunication and the operation within Canada of radio apparatus, as defined in the Radiocommunication Act, applicable to the Company or TCI, or any interpretation or policy relating thereto that is applicable to the Company or TCI except where the consequence of such violation would not have a Material Adverse Effect;

(qq)	To the best of the Company’s knowledge, the Company and TCI own, license, possess or have adequate and enforceable rights throughout Canada to all patents, patent licenses, trademarks, service marks and trade names necessary to carry on their business as presently conducted (except where the failure to own, license or possess such intellectual property rights would not, singly or in the aggregate, have a Material Adverse Effect), and, except as described in the Registration Statement, the Time of Sale Information and the Prospectuses, neither the Company nor TCI has received any notice of infringement of or conflict with asserted rights of others with respect to any patents, patent licenses, trademarks, service marks or trade names, which would, singly or in the aggregate, result in a Material Adverse Effect;

(rr)	Neither the Company nor any of its subsidiaries or affiliates has taken, nor will any of them take, directly or indirectly, any action designed to, or that would reasonably be expected to, cause or result in the stabilization or manipulation of the price of the Securities in order to facilitate the sale or resale of the Securities;

(ss)	No withholding tax imposed under the federal laws of Canada or the laws of the Province of Ontario or British Columbia will be payable in respect of the payment of any fee as contemplated by this Agreement to an Underwriter that is not resident in Canada or is deemed not to be resident in Canada under the Income Tax Act (Canada) (a “Non-Resident Underwriter”), provided that such Non-Resident Underwriter deals at arm’s length with the Company, that any such fee is payable in respect of services rendered by or on behalf of such Non-Resident Underwriter wholly outside of Canada that are performed by such Non-Resident Underwriter in the ordinary course of business carried on by it that includes the performance of such services for a fee, and that any such amount is reasonable in the circumstances;

(tt)	No goods and services tax or harmonized sales tax imposed under the federal laws of Canada will be collectible by a Non-Resident Underwriter in respect of the payment of any fee to such Non-Resident Underwriter as contemplated by this Agreement, provided that such fee is payable as consideration for the supply of services performed by such Non-Resident Underwriter wholly outside of Canada;

(uu)	There have been no “significant acquisitions” since January 1, 2021 for which the Company is required, pursuant to applicable Canadian Securities Laws, including Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations to file a business acquisition report;

(vv)	No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Province of British Columbia or Ontario or the federal laws of Canada in connection with the creation, issuance or sale of the Securities by the Company or the authorization, execution, delivery and performance of the Indenture and this Agreement;

(ww)	As of December 31, 2021, the Company maintained effective “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) that were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company has prepared a report of management on the issuer’s internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the Company’s 2021 fiscal year and have concluded that, as of December 31, 2021, there (i) were no significant deficiencies (except as disclosed to the Representatives) or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) was no fraud, whether or not material, that involves management or other employees who have significant role in the Company’s internal control over financial reporting;

(xx)	The Company maintains an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act and in NI 52-109) that is designed to ensure that material information relating to the Company is made known to the Company’s management during the periods in respect of which reports under the Exchange Act are being prepared. The Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 and Rule 15d-15 of the Exchange Act and NI 52-109, respectively;

(yy)	There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the U.S. Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications;

(zz)	The Sustainability-Linked Bond Framework of the Company dated June 2021 (the “Framework”) was prepared by the Company using reasonable assumptions, the key performance indicator chosen as part of the Framework (namely scope 1 and scope 2 greenhouse gas emissions) is capable of accurate measurement by the Company in accordance with the Framework, subject to the GHG Protocol Corporate Accounting and Reporting Standard, Revised Edition (2004) and other publicly available data sources used by the Company to calculate greenhouse gas emissions, in each case as may be amended from time to time, and the Company has provided all of the relevant information reasonably requested by Sustainalytics in order to allow Sustainalytics to issue its second party opinion that the Framework aligns with the Sustainability-Linked Bond Principles 2020 (the “Principles”). The second party opinion provided by Sustainalytics dated June 11, 2021 (the “Second Party Opinion”) to the effect that the Framework aligns with the Principles has not been withdrawn or been subject to adverse revision by Sustainalytics, and the Company has not have received notice from Sustainalytics of (A) any intended or potential withdrawal or adverse revision by Sustainalytics of such opinion, or (B) any review by Sustainalytics for a possible withdrawal or adverse revision of such opinion.

(aaa)	The offering of the Securities is exempt from filing with and review by the Financial Industry Regulatory Authority, Inc. (“FINRA”) pursuant to FINRA Rule 5110(h)(1)(A);

(bbb)	Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director or officer of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation by any such person of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or any similar laws of Canada or any other jurisdiction where the Company operates, including, without limitation, any offer, payment, promise to pay or authorization of the payment of any money or other property, gift, promise to give or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and its subsidiaries have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures that are reasonably designed to ensure continued compliance therewith;

(ccc)	The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations thereunder (collectively, “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened; and

(ddd)	Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director or officer of the Company or any of its subsidiaries, is currently the subject or target of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or Global Affairs Canada (collectively, “Sanctions”), and the Company will not directly or indirectly use any of the proceeds from the sale of Securities by the Company in the offering contemplated by this Agreement, or lend, contribute or otherwise make available any such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person or in any country or territory that is then the subject or target of any Sanctions.

6	The Company covenants and agrees with each of the several Underwriters as follows:

(a)	To comply with the requirements of the Shelf Procedures and General Instruction II.L to Form F-10; to file the Canadian Supplement with the Reviewing Authority and to file the U.S. Supplement with the SEC, each within the time periods required by applicable Canadian Securities Laws and U.S. law; to file any Issuer Free Writing Prospectus (to the extent required by Rule 433 under the U.S. Securities Act with the SEC); to notify the Underwriters promptly in writing (i) when any supplement to the Canadian Prospectus or U.S. Prospectus or any amended Canadian Prospectus or U.S. Prospectus or Issuer Free Writing Prospectus shall have been filed; (ii) of any request by the Reviewing Authority to amend the Canadian Prospectus or to provide additional information; (iii) of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus, any Issuer Free Writing Prospectus or for additional information; (iv) of the issuance by any securities regulatory authority in Canada of any order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Securities, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose; and (v) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of the U.S. Prospectus, or of the suspension of the qualification of the Securities for offering and sale in any jurisdiction, or of the institution thereof or, to the knowledge of the Company, threatening of any proceedings for any of such purposes or pursuant to Section 8A of the U.S. Securities Act. The Company will use every reasonable effort to prevent the issuance of any order preventing or suspending the use of the Canadian Prospectus or the U.S. Prospectus or any order ceasing or suspending the distribution of the Securities or the trading in the Securities and, if any such order is issued, to obtain a revocation thereof at the earliest possible time;

(b)	Not to file or to make, at any time, any amendment or supplement to the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus that the Underwriters shall not have previously been advised of and furnished with a copy of or that the Underwriters shall have reasonably objected to;

(c)	To furnish to the Underwriters, without charge: (i) at the time of filing the Canadian Supplement, the Canadian Prospectus signed on behalf of the Company and its directors in the manner required by the Canadian Securities Laws, together with copies of any contract or documentation supplemental thereto required to be filed under the applicable laws of the Reviewing Authority; and (ii) during the period mentioned in paragraph 6(d) below as many copies of the U.S. Prospectus (and any supplements or amendments thereto) and any Issuer Free Writing Prospectus as the Underwriters may reasonably request;

(d)	If, during such period after the first date of the public offering of the Securities as in the opinion of counsel for the Company, the U.S. Prospectus is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Prospectus or the U.S. Prospectus in order to comply with applicable law, forthwith notify the Underwriters, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Prospectus or the U.S. Prospectus to comply with applicable law, in either case, subject to paragraph 6(b) above, to forthwith prepare, file with the Reviewing Authority and the SEC and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Underwriters will furnish to the Company in writing) to which Securities may have been sold by the Underwriters and to any other dealers upon written request, either amendments or supplements to the Canadian Prospectus or the U.S. Prospectus so that the statements in the Canadian Prospectus or the U.S. Prospectus so amended or supplemented will comply with the applicable law; and (ii) if at any time prior to the Closing Date (A) any event shall occur or condition shall exist as a result of which it is necessary to amend or supplement the Time of Sale Information to comply with applicable law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (b) above, file with the SEC (to the extent required) and furnish to the Underwriters and to such dealers as the representative of the Underwriters may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will comply with the applicable law;

(e)	Until the distribution of the Securities is completed, to file all documents required to be filed with the Reviewing Authority under applicable Canadian Securities Laws; and during the period when the U.S. Prospectus is required to be delivered under the U.S. Securities Act: (i) to file promptly all documents required to be filed by the Company with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; and (ii) in the event that any document is filed with the Reviewing Authority that is deemed to be incorporated by reference in the Canadian Prospectus, if required by the U.S. Securities Act, to file such document as an exhibit to the Registration Statement by post-effective amendment or otherwise in accordance with the U.S. Securities Act or the Exchange Act;

(f)	To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such other jurisdictions as the Underwriters and the Company may agree and to continue such qualification in effect so long as reasonably required for distribution of the Securities; provided that the Company shall not be required to file a general consent to service of process in any jurisdiction (other than the Form F-X);

(g)	To fulfill and comply with, as soon as possible and in any event not later than the earlier of: (i) the date the Canadian Supplement is first sent to a purchaser; and (ii) two Business Days after the execution and delivery of this Agreement, the requirements of the Canadian Securities Laws to be fulfilled or complied with to enable the Securities to be lawfully distributed in the United States through the Underwriters or any other appropriately registered investment dealers or brokers;

(h)	To make generally available to its security holders and to the Underwriters as soon as practicable an earnings statement which shall satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 of the SEC promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the “effective date” (as defined in Rule 158) of the Registration Statement;

(i)	During the period beginning on the date hereof and continuing to and including the Business Day following the Closing Date, not to offer, sell, contract to sell or otherwise dispose of any debt securities of or guaranteed by the Company which are substantially similar to the Securities;

(j)	To use the net proceeds received by the Company from the sale of the Securities pursuant to this Agreement in the manner specified in the Registration Statement, Time of Sale Information and the Prospectuses under the caption “Use of Proceeds”;

(k)	To use its commercially reasonable efforts to assist the Representatives in arranging for the Securities to be eligible for clearance and settlement through DTC; and

(l)	Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all costs and expenses incidental to the performance of its obligations hereunder, including without limiting the generality of the foregoing, the fees and disbursements of its own counsel (but not of counsel to the Underwriters, except as expressly provided below), and all fees, costs and expenses (i) incidental to the preparation, issuance, execution, authentication and delivery of the Securities, including any expenses of the U.S. Trustee or the Canadian Trustee, (ii) incidental to the preparation, printing and filing under the Canadian Securities Laws and the U.S. Securities Act of the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, and Issuer Free Writing Prospectus (including all exhibits, amendments and supplements thereto), (iii) payable in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Underwriters may designate (including the reasonable fees of U.S. counsel for the Underwriters and their disbursements in connection with the registration and qualification of the Securities under the Blue Sky laws), (iv) payable to the Canadian securities regulatory authorities in connection with any sales made to purchasers resident or located in a province of Canada including those payable in connection with the filing of Form 45-106F1 pursuant to NI 45-106, (v) payable in connection with the printing (including word processing and duplication costs) and delivery of this Agreement and the Indenture, any preliminary or supplemental Blue Sky memoranda and the furnishing to Underwriters and dealers of copies of the Registration Statement, the Canadian Prospectus, the U.S. Prospectus, and any Issuer Free Writing Prospectus, including mailing and shipping, as herein provided, (vi) payable to rating agencies in connection with the rating of the Securities, (vii) incurred by the Company in connection with a “road show” presentation to potential investors, (viii) of any transfer agent, (ix) relating to all expenses and application fees incurred in connection with the approval of the Securities for clearance, settlement and book-entry transfer through DTC, and (x) payable in connection with the sustainability-linked structuring of the Securities, including but not limited to the Framework and any applicable second party opinions.

7	The several obligations of the Underwriters hereunder shall be subject to the following conditions:

(a)	The representations and warranties of the Company contained herein are true and correct on and as of the Closing Date as if made on and as of the Closing Date and the Company shall have complied with all agreements and all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;

(b)	At the Closing Date, no stop order suspending the effectiveness of the Registration Statement shall have been issued and not rescinded, revoked or withdrawn under the U.S. Securities Act and no proceedings for that purpose or pursuant to Section 8A under the U.S. Securities Act shall have been instituted or shall be pending or, to the knowledge of the Company, shall be contemplated by the SEC; no order having the effect of ceasing or suspending the distribution of the Securities or the trading in any other securities of the Company shall have been issued and not rescinded, revoked or withdrawn by any securities commission, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Company, shall be contemplated by any securities commission, securities regulatory authority or stock exchange in Canada or the United States; and any request on the part of the Reviewing Authority or the SEC for additional information shall have been complied with or withdrawn. A Canadian Supplement and a U.S. Supplement containing the Shelf Information and each Issuer Free Writing Prospectus shall have been filed with the Reviewing Authority in accordance with the Shelf Procedures and with the SEC in accordance with General Instruction II.L to Form F-10 (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the U.S. Securities Act), as applicable;

(c)	Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any downgrading, nor shall any notice referring to the Company have been given by any “nationally recognized statistical rating organization”, as such term is defined in Section 3(a)(62) of the Exchange Act, or any “designated rating organization,” as such term is defined in NI 41-101 of (i) any downgrading, (ii) any intended or potential downgrading, or (iii) any review for a possible change that does not indicate the direction of the possible change in the rating accorded any securities of or guaranteed by the Company;

(d)	The Prospectuses, as supplemented or amended by any prospectus supplement or amendment, does not contain, as of the Closing Date, any untrue statement of material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made (other than in respect of any Underwriter Information);

(e)	The Underwriters shall have received on and as of the Closing Date a certificate of an executive officer of the Company, with specific knowledge about the Company’s financial matters, satisfactory to the Underwriters to the effect set forth in Sections 7(a), 7(b), 7(c), 7(d) and 7(l) (with respect to the respective representations, warranties, agreements and conditions of the Company) and to the further effect that there has not occurred any development involving a Material Adverse Effect from that set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses;

(f)	The Underwriters shall have received on the Closing Date an opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Company, or certain other Canadian counsel for the Company reasonably acceptable to the Underwriters in substantially the form of Annex A hereto, dated the Closing Date; the opinion of Norton Rose Fulbright Canada LLP described in this Section 7(f) shall be rendered to the Underwriters at the request of the Company and shall so state therein, provided that such counsel may rely on opinions of counsel to the Company in jurisdictions where such counsel is not licensed to practice;

(g)	The Underwriters shall have received on the Closing Date an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Company, in substantially the form of Annex B-1 hereto, and the negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP in substantially the Form of Annex B-2 hereto, both dated the Closing Date;

(h)	The Underwriters shall have received on the Closing Date an opinion of the Vice President – Telecom Policy & Chief Regulatory Legal Counsel dated the Closing Date, in substantially the form of Annex C-1 hereto, and a certificate of the Vice President – Telecom Policy & Chief Regulatory Legal Counsel dated the Closing Date, in substantially the form of Annex C-2 hereto. Such opinion shall be rendered to the Underwriters at the request of the Company and shall so state therein;

(i)	On the date hereof and on the Closing Date, Deloitte LLP shall have furnished to the Underwriters a letter, dated such date, in form and substance satisfactory to the Underwriters, containing statements and information of the type customarily included in accountants “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectuses;

(j)	The Underwriters shall have received on and as of the Closing Date an opinion of Shearman & Sterling LLP, United States counsel to the Underwriters, with respect to the validity of the Indenture and the Securities, the Registration Statement, the Time of Sale Information and the Prospectuses and other related matters as the Underwriters may reasonably request, and the negative assurance letter of Shearman & Sterling LLP, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters, provided that such counsel may rely on opinions of counsel to the Company for jurisdictions where such counsel is not licensed to practice;

(k)	The Underwriters shall have received on and as of the Closing Date an opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Underwriters, with respect to such matters as the Underwriters may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters, provided that such counsel may rely on opinions of counsel to the Company for jurisdictions where such counsel is not licensed to practice;

(l)	Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, (i) the Second Party Opinion shall not have been withdrawn or been subject to adverse revision by Sustainalytics, and (ii) the Company shall not have received notice from Sustainalytics of (A) any intended or potential withdrawal or adverse revision by Sustainalytics of such opinion, or (B) any review by Sustainalytics for a possible withdrawal or adverse revision of such opinion; and

(m)	On or prior to the Closing Date, the Company shall have furnished to the Underwriters such further certificates and documents as the Underwriters shall reasonably request.

8	The Company agrees to indemnify and hold harmless each Underwriter, each affiliate of any Underwriter and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the Exchange Act, and each of their respective directors, officers, employees, agents, and affiliates from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Canadian Prospectus or the U.S. Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto (including the Canadian Offering Memorandum, as applicable)), any Issuer Free Writing Prospectus, any electronic road show, or the Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing through the Representatives.

In no event shall the indemnity provided in this Section 8 enure to the benefit of any person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) from any person who was not guilty of such fraudulent misrepresentation.

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement, each person who controls the Company within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the Exchange Act, and each of their respective officers, employees, agents and affiliates to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing through the Representatives expressly for use in the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, any amendment or supplement thereto (including the Canadian Offering Memorandum, as applicable), any Issuer Free Writing Prospectus or Time of Sale Information.

If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnity may be sought pursuant to either of the first or third paragraphs of this Section 8, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Person”) in writing, and the Indemnifying Person, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding and all such fees and expenses shall be reimbursed as they are incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary, (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person, or (iii) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons. Any such separate firm for the Underwriters, each affiliate of any Underwriter and such control persons of Underwriters shall be designated in writing by the Representatives and any such separate firm for the Company, its directors, its officers who sign or signed the Canadian Prospectus or the Registration Statement and such control persons of the Company or authorized representatives shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested an Indemnifying Person to reimburse the Indemnified Person for fees and expenses of counsel for which the Indemnified Person is entitled to be reimbursed in accordance with this paragraph, the Indemnifying Person agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such Indemnifying Person of the aforesaid request, and (ii) such Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement: (i) includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding; and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

If the indemnification provided for in the first and third paragraphs of this Section 8 is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the net proceeds from the offering of such Securities (before deducting expenses) received by the Company and the aggregate fee payable by the Company to the Underwriters bear to the aggregate public offering price of the Securities. The relative fault of the Company on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, in no event shall an Underwriter be required to contribute any amount in excess of such aggregate fee or any portion of such fee actually received. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 8 are several in the percentages set forth opposite their names in Schedule II hereto, and not joint.

The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

The indemnity and contribution agreements contained in this Section 8 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter or any person controlling any Underwriter or by or on behalf of the Company, its officers or directors or any other person controlling the Company, and (iii) acceptance of and payment for any of the Securities.

9	Notwithstanding anything herein contained, any Underwriter (each, a “Terminating Underwriter”) may, in its absolute discretion, terminate its obligations under this Agreement, by notice given to the Company and the Representatives (or, if the Terminating Underwriter is a Representative, to the Company and the other Representatives), if (a) after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on or by, as the case may be, either of the New York Stock Exchange or the Toronto Stock Exchange, (ii) trading of any securities of or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a general moratorium on commercial banking activities in New York shall have been declared by either Federal or New York State authorities or in Canada by the Canadian federal or provincial authorities or there shall have occurred a material disruption in commercial banking or securities settlement or clearance services, in Canada or the United States, (iv) there shall have occurred, developed or come into effect any event, action, state, condition, or major financial occurrence of national or international consequence or any law or regulation, any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, including as a result of COVID-19 only to the extent that there are material adverse developments related thereto after the date of this Agreement, that, in the judgment of that Terminating Underwriter is material and adverse to the financial markets in Canada or the United States, or (v) there shall have occurred a Material Adverse Effect, and (b) in the case of events specified in clauses (a)(i) through (v) above, the occurrence of such event makes it, in the judgment of that Terminating Underwriter, impracticable or inadvisable to market the Securities on the terms and in the manner contemplated in the Time of Sale Information and the Prospectuses, or to enforce contracts for the sale of the Securities.

The rights of termination contained in this Section 9 may be exercised by any of the Underwriters and are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Terminating Underwriter to the Company or on the part of the Company to the Terminating Underwriter except in respect of any liability which may have arisen prior to or arise after such termination under Sections 8 and 10 (and, for clarity, the Terminating Underwriter will not be entitled to any portion of the fee payable by the Company pursuant to Section 3). A notice of termination given by an Underwriter under this Section 9 shall not be binding upon any other Underwriter.

Upon the delivery of a notice of termination by a Representative under this Section 9, the Company may, in its absolute discretion, proceed with the sale of Securities in accordance with the terms of this Agreement with the remaining Underwriters or terminate this Agreement.

10	If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement or any condition of the Underwriters’ obligations cannot be fulfilled, the Company agrees to reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and expenses of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering of Securities. The Underwriters or such Underwriters as have so terminated this Agreement will provide the Company with invoices in respect of any such out-of-pocket expenses to be reimbursed.

11	If one or more of the Underwriters shall fail at the Closing Date to purchase the aggregate principal amount of Securities which it or they are obligated to purchase under this Agreement or shall have exercised its right to terminate this Agreement as provided in Section 9 (the “Unpurchased Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting and non-terminating Underwriters, or any other underwriters, to purchase all, but not less than all, of the Unpurchased Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24 hour period, then: (a) if the aggregate principal amount of Unpurchased Securities does not exceed 10% of the aggregate principal amount of Securities, each of the non-defaulting and non-terminating Underwriters shall be obligated, severally and not jointly, to purchase the full amount of such Unpurchased Securities in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting and non-terminating Underwriters; or (ii) if the number of Unpurchased Securities exceeds 10% of the aggregate principal amount of Securities, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter. No action taken pursuant to this Section 11 shall relieve any defaulting Underwriter from liability in respect of its default. In the event of any such default which does not result in a termination of this Agreement, the Representatives shall have the right to postpone the Closing Date for a period not exceeding five days in order to effect any required changes in the Registration Statement, the Time of Sale Information or Prospectuses or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 11.

12	This Agreement shall enure to the benefit of and be binding upon the Company, and each Underwriter, and to the extent provided for in Section 8, each person referred to in such section, and in each case, their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.

13	The Representatives are hereby authorized by each of the other Underwriters to act on its behalf and the Company shall be entitled to and shall act on any notice given in accordance with this Section 13 or agreement entered into by or on behalf of the Underwriters by the Representatives which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 8, which consent shall be given by the Indemnified Person, or a notice of termination pursuant to Section 9, which notice may be given by any of the Underwriters. The Representatives shall consult with the other Underwriters concerning any matter in respect of which they act as representative of the Underwriters. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be given on their behalf to the Representatives at: J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk (fax: no. (212) 834-6081); TD Securities (USA) LLC, 1 Vanderbilt Avenue, 12th Floor, New York, New York 10017, Attention: Transaction Management Group (e-mail: USTMG@tdsecurities.com); and Wells Fargo Securities, LLC, 550 South Tryon Street, Charlotte, North Carolina 28202, Attention: Transaction Management, (fax no. (704) 410-0326), with copies (which shall not constitute notice) to Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, Toronto, Ontario M5X 1B8, Attention: Michael Innes and to Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York, 10022, Attention: Lona Nallengara and Harald Halbhuber; or, if sent to the Company, will be mailed or transmitted to TELUS Corporation at 510 West Georgia Street, 23rd Floor, Vancouver, British Columbia V6B 0M3, Attention: Chief Financial Officer (fax no. (604) 439-1261), with copies (which shall not constitute notice) to Norton Rose Fulbright Canada LLP, Royal Bank Plaza, 200 Bay Street, Suite 3800, Toronto, Ontario M5J 2Z4, Attention: Pierre Dagenais (fax no. (416) 216-3930) and to Paul, Weiss, Rifkind, Wharton & Garrison, LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, Attention: Andrew J. Foley (fax no. (212) 492-0078).

14	This Agreement may be executed in counterparts and delivered by facsimile or other electronically transmitted format, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

15	THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

16	The Company acknowledges that in connection with the offering of the Securities: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.

17	The Company hereby submits to the non-exclusive jurisdiction of any U.S. federal or state court located in the Borough of Manhattan, the City and County of New York in any action, suit or proceeding arising out of or relating to or based upon this Agreement or any of the transactions contemplated hereby, and the Company irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding in any such court arising out of or relating to this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding has been brought in an inconvenient forum. The Company irrevocably appoints CT Corporation System as its authorized agent in the Borough of Manhattan, the City and County of New York upon which process may be served in any such action, suit or proceeding and agrees that service of process upon such agent at 28 Liberty Street, New York, NY, 10005, USA, and written notice of said service to the Company by the person serving the same to the Company’s address as provided in this Agreement, shall be deemed in every respect effective service of process upon the Company in any such action, suit or proceeding, and the Company further agrees to take any and all such action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of ten years from the date of this Agreement.

18	With respect to any action, suit or proceeding arising out of or relating to or based upon this Agreement or any of the transactions contemplated hereby, the Company irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled, and with respect to any such action, suit or proceeding, the Company waives any such immunity in any court of competent jurisdiction, and the Company will not raise or claim or cause to be pleaded any such immunity at or in respect of any such action, suit or proceeding, including, without limitation, any immunity pursuant to the U.S. Foreign Sovereign Immunities Act of 1976, as amended.

The obligation of the Company in respect of any sum due to any Underwriter under this Agreement shall, notwithstanding any judgment in a currency other than U.S. dollars or any other applicable currency (the “Judgment Currency”), not be discharged until the first business day following receipt by such Underwriter of any sum adjudged to be so due in the Judgment Currency on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars or any other applicable currency with the Judgment Currency; if the U.S. dollars or other applicable currency so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss in respect of any sum due to such Underwriter from the Company. If the U.S. dollars or other applicable currency so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the U.S. dollars or other applicable currency so purchased over the sum originally due to such Underwriter hereunder.

19	(a) In the event that any Underwriter that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any interest and obligation in or under this Agreement, were governed by the laws of the United States or a state of the United States.

(b) In the event that any Underwriter that is a Covered Entity or a Covered Affiliate (as defined below) of any such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c) As used in this Section:

(i) “Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii) “Covered Entity” means any of the following:

(A) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii) “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv) “U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Very truly yours,

TELUS CORPORATION

By:	/s/ Doug French
Name: Doug French
Title: Executive Vice-President and Chief Financial Officer

By:	/s/ Andrea Wood
Name: Andrea Wood
Title: Chief Legal and Governance Officer

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

J.P. MORGAN SECURITIES LLC

By:	/s/ Robert Bottamedi
Name: Robert Bottamedi
Title: Executive Director

TD SECURITIES (USA) LLC

By:	/s/ Luiz Lanfredi
Name: Luiz Lanfredi
Title: Director

Wells Fargo Securities, LLC

By:	/s/ Carolyn Hurley
Name: Carolyn Hurley
Title: Managing Director

For themselves and as representatives of the several Underwriters named in Schedule II hereto.

Schedule I

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:

U.S.$900,000,000 3.400% Sustainability-Linked Notes due May 13, 2032 (the “Securities”) pursuant to the Short Form Base Shelf Prospectus dated May 25, 2021 and the preliminary prospectus supplement dated February 23, 2022

The Securities are “Sustainability-Linked Bonds” issued in accordance with the Sustainability-Linked Bond Framework of the Company dated June 2021 (as may be amended, restated and/or replaced from time to time by the Company) (the “Framework”).

Ranking:	Senior Unsecured

Trade Date:	February 23, 2022

Settlement Date*:	February 28, 2022 (T+3)

Principal Amount:	U.S.$900,000,000

Maturity Date:	May 13, 2032

Target Observation Date:	December 31, 2030 (the “Target Observation Date”)

Sustainability Performance Target:	Reduce absolute Scope 1 and 2 greenhouse gas emissions by 46 per cent from 2019 levels by the Target Observation Date (the “Sustainability Performance Target”).

Trigger Event:

A “Trigger Event” will occur if (i) the Company does not achieve the Sustainability Performance Target as of the Target Observation Date as determined by the External Verifier and confirmed in the SPT Verification Assurance Certificate, (ii) the Company has not published on its website the SPT Verification Assurance Certificate on or before April 30, 2031 or (iii) the SPT Verification Assurance Certificate contains a reservation about whether or not the Sustainability Performance Target has been achieved as of the Target Observation Date.

Interest:

3.400% per annum (the “Initial Rate”), payable semi-annually in arrears, on May 13 and November 13 of each year (each, an “Interest Payment Date” and the period commencing on the later of the date of issuance of the Securities or the last Interest Payment Date to, but excluding, the next Interest Payment Date, an “Interest Period”), commencing on May 13, 2022.

Rate Increase Due to Trigger Event Relating to Sustainability Performance Target

Upon the occurrence of a Trigger Event, in respect of the Interest Period commencing on November 13, 2030, the rate of interest per annum for the purpose of determining the amount of interest payable on the Interest Payment Date relating to such Interest Period shall increase by an amount equal to 1.00% per annum and the increased rate of interest shall be payable on the Interest Payment Date relating to each subsequent Interest Period thereafter (such rate increase, the “Rate Increase” and the Initial Rate plus the Rate Increase, the “Modified Rate”). For clarity, upon the occurrence of a Trigger Event, the amount of interest payable on May 13, 2031 for the Interest Period commencing on November 13, 2030 shall be $22.00 per $1,000 principal amount.

SC I-1

MFN Step-Up Due to Trigger Event in Future SLBs:

In connection with a Future SLB Trigger Event, the interest rate on the Securities may be increased pursuant to an MFN Step-Up as described in the preliminary prospectus supplement.

In no event shall the interest rate on the Securities exceed the Initial Rate by more than 1.50% per annum in the aggregate, whether as a result of a Rate Increase or one or more MFN Step-Ups.

Benchmark Treasury:	1.875% due February 15, 2032

Benchmark Treasury Price / Yield:	99-00+ / 1.984%

Spread to Benchmark Treasury:	+145 bps

Yield to Maturity:	3.434%

Public Offering Price:	99.713% of the principal amount

Redemption Provisions:

Make-Whole Call prior to the Par Call Date (as defined below) calculated as described in the preliminary prospectus supplement at the Treasury Rate + 25 bps.

The Securities may be redeemed at any time on or after the Par Call Date at the option of the Company, in whole or from time to time, in part, on not fewer than 15 nor more than 60 days prior notice at a redemption price equal to the principal amount thereof plus: the sum of (a) interest accrued to, but excluding, the date fixed for redemption calculated at a rate of either (i) the Modified Rate (if a Trigger Event has occurred) or (ii) the Initial Rate (if a Trigger Event has not occurred) and (b) in the event a Trigger Event has occurred, an additional amount equal to (i) 0.50% of the principal amount of the Securities being redeemed less (ii) the amount of interest accrued from the last scheduled Interest Payment Date to, but excluding, the date fixed for redemption determined using a rate equal to the Rate Increase (and included in the aggregate amount determined pursuant to (a)).

Par Call Date:	February 13, 2032.

CUSIP / ISIN:	87971M BW2 / US87971MBW29

Minimum Denominations:	U.S.$2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.

Joint Book-Running Managers:	J.P. Morgan Securities LLC TD Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

CIBC World Markets Corp.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

National Bank of Canada Financial Inc.

Desjardins Securities Inc.

HSBC Securities (USA) Inc.

SMBC Nikko Securities America, Inc.

* We expect delivery of the Securities will be made against payment therefor on or about February 28, 2022, which is the third business day following the date of pricing of the Securities (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities prior to the second trading day prior to the closing of this offering will be required, by virtue of the fact that the Securities initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

************************

SC I-2

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Capitalized terms used herein but not defined have the meanings given to them in the preliminary prospectus supplement. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 212 834 4533 or TD Securities (USA) LLC at 855 495 9846 or Wells Fargo Securities, LLC at 1-800-645-3751.

SC I-3

Schedule II

UNDERWRITER	PERCENTAGE	PRINCIPAL AMOUNT
J.P. Morgan Securities LLC	17.50%	U.S.$	157,500,000
TD Securities (USA) LLC	17.50%		157,500,000
Wells Fargo Securities, LLC	17.50%		157,500,000
BMO Capital Markets Corp.	7.50%		67,500,000
CIBC World Markets Corp.	7.50%		67,500,000
RBC Capital Markets, LLC	7.50%		67,500,000
Scotia Capital (USA) Inc.	7.50%		67,500,000
National Bank of Canada Financial Inc.	5.50%		49,500,000
Desjardins Securities Inc.	5.00%		45,000,000
HSBC Securities (USA) Inc.	4.50%		40,500,000
SMBC Nikko Securities America, Inc.	2.50%		22,500,000
Total	100%	U.S.$	900,000,000

SC II-1

ANNEX A

FORM OF OPINION OF

NORTON ROSE FULBRIGHT CANADA LLP

1              The Company is incorporated and existing under the Business Corporations Act (British Columbia) and has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus and the U.S. Prospectus.

2              The Company is qualified or registered to carry on business in each of the Provinces in Canada in which the location of its properties or the operation of its business makes such qualification or registration necessary, except where the failure to be so qualified or registered would not have a material adverse effect upon the business of the Company and its subsidiaries, taken as a whole.

3              TCI is incorporated and existing under the Business Corporations Act (British Columbia) and has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus and the U.S. Prospectus.

4              TCI is qualified or registered to carry on business in each of the Provinces in Canada.

5              The authorized share capital of TCI consists of an unlimited number of ordinary shares and an unlimited number of special redeemable subordinate preferred shares. All of the outstanding ordinary shares in the capital of TCI are registered in the name of the Company. All of the outstanding special redeemable subordinate preferred shares in the capital of TCI are registered in the name of TELUS Health & Payment Solutions GP Inc., which is a wholly owned subsidiary of the Company.

6              TELUS International is incorporated and existing under the Business Corporations Act (British Columbia) and has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus and the U.S. Prospectus.

7              There are no restrictions on the corporate power and capacity of the Company to enter into the Underwriting Agreement, the Base Indenture or the Sixth Supplemental Indenture and carry out its obligations under the Underwriting Agreement or the Indenture. The Company has the corporate power and capacity to execute, issue and deliver the Securities. The execution and delivery of, and the performance by the Company of its obligations under, the Underwriting Agreement and the Indenture have been duly authorized by all necessary corporate action on the part of the Company.

8              To the extent the law of the Province of British Columbia applies, each of the Underwriting Agreement, the Base Indenture and the Sixth Supplemental Indenture has been duly authorized, executed and delivered by the Company.

9              To the extent the law of the Province of British Columbia applies, all corporate actions required to be taken by the Company under the Indenture relating to the authorization and issuance of the Securities have been complied with or satisfied. The Global Notes have been duly authorized, executed and delivered by the Company to the extent the law of the Province of British Columbia applies.

10           The Base Indenture, the Sixth Supplemental Indenture and the form and terms of the Securities meet all legal requirements under the Business Corporations Act (British Columbia) and, assuming due certification of the Global Notes by the U.S. Trustee and the Canadian Trustee, the provisions of such Act have been complied with by the Company in respect of the issuance, certification and delivery of the Securities.

11           The execution, delivery and performance by the Company of its obligations under the Underwriting Agreement, the Base Indenture, the Sixth Supplemental Indenture and the Securities do not and will not contravene or result in a breach of and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(a)	any applicable law of the Province of Ontario or of the federal laws of Canada applicable therein;

(b)	any resolution of the board of directors (or any committee thereof) or of the shareholders of the Company;

(c)	any of the agreements or instruments set forth in a schedule to such opinion; or

(d)	to the best of our knowledge, any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or TCI, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency of the Province of Ontario or of the Government of Canada is required for the performance by the Company of its obligations under the Underwriting Agreement, the Indenture or the Securities except such as have been obtained.

12           The execution, delivery and performance by the Company of its obligations under the Underwriting Agreement, the Indenture and the Securities do not and will not contravene or result in a breach of and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(a)	any applicable law of the Province of British Columbia; or

(b)	any provision of the notice of articles or articles of the Company, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency of the Province of British Columbia is required for the performance by the Company of its obligations under the Underwriting Agreement, the Indenture or the Securities except such as have been obtained.

13           All necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits and consents have been obtained by the Company under Canadian Securities Laws to permit the Securities to be offered and sold to the public in British Columbia through persons and companies who are registered in an appropriate category of registration under Canadian Securities Laws and who have complied with the relevant provisions of such legislation.

14           The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Québec and, where applicable, is not on the list of defaulting reporting issuers or noted in default on the list of reporting issuers maintained by the Reviewing Authority.

15           To the best of our knowledge, no order having the effect of ceasing or suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority.

16           Subject to the limitations, assumptions and qualifications therein, the statements in the Canadian Supplement and the U.S. Supplement under the heading “Certain Canadian and United States Income Tax Considerations — Certain Canadian Federal Income Tax Considerations” and the statements in the Canadian Offering Memorandum under the heading “Canadian Federal Income Tax Considerations” are an accurate and fair summary of the principal Canadian federal income tax considerations generally applicable to an investment in the Securities.

17           No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Province of Ontario or the federal laws of Canada in connection with the creation, issuance, sale and delivery of the Securities or the authorization, execution, delivery and performance of the Underwriting Agreement and the Indenture.

18           No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Province of British Columbia or the federal laws of Canada in connection with the creation, issuance, sale and delivery of the Securities or the authorization, execution, delivery and performance of the Underwriting Agreement and the Indenture.

19           No withholding tax imposed under the federal laws of Canada or the laws of the Province of Ontario will be payable in respect of the payment of any fee as contemplated by the Underwriting Agreement to an Underwriter that is not resident in Canada or is deemed not to be resident in Canada under the Income Tax Act (Canada) (a Non-Resident Underwriter), provided that such Non-Resident Underwriter deals at arm’s length with the Company, that any such fee is payable in respect of services rendered by or on behalf of such Non-Resident Underwriter wholly outside of Canada that are performed by such Non-Resident Underwriter in the ordinary course of business carried on by it that includes the performance of such services for a fee, and that any such amount is reasonable in the circumstances.

20           No withholding tax imposed under the federal laws of Canada or the laws of the Province of British Columbia will be payable in respect of the payment of any fee as contemplated by the Underwriting Agreement to an Underwriter that is not resident in Canada or is deemed not to be resident in Canada under the Income Tax Act (Canada) (a Non-Resident Underwriter), provided that such Non-Resident Underwriter deals at arm’s length with the Company, that any such fee is payable in respect of services rendered by or on behalf of such Non-Resident Underwriter wholly outside of Canada that are performed by such Non-Resident Underwriter in the ordinary course of business carried on by it that includes the performance of such services for a fee, and that any such amount is reasonable in the circumstances.

21           No goods and services tax or harmonized sales tax imposed under the federal laws of Canada will be collectible by a Non-Resident Underwriter in respect of the payment of any fee to such Non-Resident Underwriter as contemplated by the Underwriting Agreement, provided that such fee is payable as consideration for the supply of services performed by such Non-Resident Underwriter wholly outside of Canada.

22           In a proceeding brought before a court of competent jurisdiction in the Province of Ontario or British Columbia (an Ontario or British Columbia Court) for the enforcement of the Underwriting Agreement, the Base Indenture, the Sixth Supplemental Indenture and the Securities (the Foreign Agreements), the Ontario or British Columbia Court would apply the law of the State of New York (New York Law), in accordance with the parties’ choice of New York Law in such Foreign Agreements, to all issues which, under the applicable laws of the Province of Ontario or British Columbia (Ontario or British Columbia Law), are to be determined in accordance with the chosen law of the contract, provided that: (i) the parties’ choice of New York Law is bona fide and legal and there is no reason for avoiding such choice of law on the grounds of Ontario or British Columbia public policy as such term is interpreted under Ontario or British Columbia Law (Public Policy); (ii) in any such proceeding, and notwithstanding the parties’ choice of New York Law, the Ontario or British Columbia Court (a) will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony; (b) will not apply New York Law and will apply Ontario or British Columbia Law, as applicable, to matters which would be characterized under Ontario or British Columbia Law, as procedural; (c) will apply provisions of Ontario or British Columbia Law that have overriding effect; (d) will not apply New York Law if such application would be characterized under Ontario or British Columbia Law as the direct or indirect enforcement of a foreign revenue, expropriatory or penal or other public law or if its application would be contrary to Public Policy; and (e) will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed. We have no reason to believe that the choice of New York Law in this context would be contrary to Public Policy.

23           An Ontario or British Columbia Court would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York (the Foreign Court) for a sum certain, obtained against the Company with respect to a claim arising out of a Foreign Agreement (a Foreign Judgment), without reconsideration of the merits provided that:

(a)	the Foreign Court had jurisdiction over the subject matter and the parties to the Foreign Agreements are recognized by the Ontario or British Columbia Court, as applicable, and the Foreign Court;

(b)	no new admissible evidence, right or defence relevant to the action accrues or is discovered prior to the rendering of a judgment by the Ontario or British Columbia Court;

(c)	an action to enforce the Foreign Judgment is commenced in the Ontario or British Columbia Court within any applicable limitation period;

(d)	the Ontario or British Columbia Court has discretion to stay or decline to hear an action on the Foreign Judgment if the Foreign Judgment is under appeal, or there is another subsisting judgment in any jurisdiction relating to the same cause of action; and

(e)	the Ontario or British Columbia Court will render judgment only in Canadian dollars,

subject to the following defences:

(i)	the Foreign Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(ii)	the Foreign Judgment is for a claim which under Ontario or British Columbia Law would be characterized as based on a foreign revenue, expropriatory or penal or other public law;

(iii)	the Foreign Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to therein; or

(iv)	the Foreign Judgment has been satisfied or is void under Foreign Law.

The submission to the non-exclusive jurisdiction of the Foreign Court and the appointment of CT Corporation System as agent to receive service of process pursuant to the provisions of the Foreign Agreements would be recognized by an Ontario or British Columbia Court as conferring jurisdiction on the Foreign Court.

ANNEX B-1

FORM OF OPINION OF

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

February 28, 2022

J.P. Morgan Securities LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

c/o

[●]

Ladies and Gentlemen:

We have acted as United States counsel to TELUS Corporation, a corporation organized under the laws of British Columbia (the “Company”), in connection with the Underwriting Agreement (the “Underwriting Agreement”), dated February 23, 2022, among you and the Company, relating to the offering and sale of U.S.$900,000,000 aggregate principal amount of 3.400% Sustainability-Linked Notes due May 13, 2032 (the “Notes”) of the Company. This opinion is being furnished at the request of the Company as contemplated by Section 7(g) of the Underwriting Agreement. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Underwriting Agreement.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-256124) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was filed on May 14, 2021, was amended on May 26, 2021 and became effective upon filing on May 26, 2021 pursuant to Rule 467(a) under the Act. In this opinion, the Registration Statement at the time it became effective under the Act, including the documents incorporated by reference therein, is referred to as the “Registration Statement”; the base prospectus, dated May 25, 2021, included in the Registration Statement (the “Base Prospectus”), as supplemented by the preliminary prospectus supplement, dated February 23, 2022, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, immediately prior to the Time of Sale is referred to as the “U.S. Pricing Prospectus”; the U.S. Pricing Prospectus, taken together with the documents set forth in Annex D to the Underwriting Agreement, dated February 23, 2022, is referred to as the “Pricing Disclosure Package”; and the Base Prospectus, as supplemented by the final prospectus supplement, dated February 23, 2022, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, is referred to as the “U.S. Prospectus.” Both the U.S. Pricing Prospectus and the U.S. Prospectus have been filed pursuant to General Instruction II.L. of Form F-10 in the manner and within the time period required by said General Instruction II.L. The Company has filed a short form base shelf prospectus (the “Canadian Base Prospectus”), dated May 25, 2021, a preliminary prospectus supplement (together with the Canadian Base Prospectus and the documents incorporated by reference therein, the “Canadian Pricing Prospectus”), dated February 23, 2022, and a final prospectus supplement (together with the Canadian Base Prospectus and the documents incorporated by reference therein, the “Canadian Prospectus”), dated February 23, 2022, in each case, with the British Columbia Securities Commission.

B-1-1

The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement has been issued.

In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents:

1.       the Registration Statement;

2.       the U.S. Pricing Prospectus;

3.       the U.S. Prospectus;

4.       the Underwriting Agreement;

5.       the Indenture dated as of September 19, 2016 (the “Indenture”), among the Company, Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”), as supplemented by the First Supplemental Indenture thereto dated September 19, 2016, as further supplemented by the Second Supplemental Indenture thereto dated March 6, 2017, the Third Supplemental Indenture thereto dated October 1, 2017, the Fourth Supplemental Indenture thereto dated June 12, 2018, the Fifth Supplemental Indenture thereto dated May 28, 2019 and the Sixth Supplemental Indenture thereto dated February 28, 2022 (the “Sixth Supplemental Indenture”) among the Company, the U.S. Trustee and the Canadian Trustee (including the covenants and conditions precedent to the authentication and delivery of the Notes and the execution and delivery of the Sixth Supplemental Indenture, and the related definitions);

6.       the Notes; and

7.       the Form F-X of the Company, dated May 14, 2021 (as amended, “Form F-X of the Company”).

In addition, we have examined such other certificates, agreements and documents as we deemed relevant and necessary as a basis for the opinions and beliefs expressed below. We have also relied upon oral and written statements of officers and representatives of the Company, the factual matters contained in the representations and warranties made in the Underwriting Agreement and upon certificates of public officials and officers of the Company. The documents incorporated by reference into the Registration Statement and the U.S. Prospectus were prepared by the Company without our participation.

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete.

B-1-2

We have also assumed, without independent investigation (i) that the Company is validly existing and in good standing under the laws of its jurisdiction of organization, (ii) that the Company has all necessary corporate power to execute, deliver and perform its obligations under the Underwriting Agreement, the Indenture, the Sixth Supplemental Indenture and the Notes, (iii) that the execution, delivery and performance of the Underwriting Agreement, the Indenture, the Sixth Supplemental Indenture and the Notes have been duly authorized by all necessary corporate action and do not violate the Articles of Incorporation or By-laws of the Company or the laws of its jurisdiction of organization and (iv) the due execution and delivery of the Underwriting Agreement, the Indenture, the Sixth Supplemental Indenture and the Notes under the laws of its jurisdiction of organization. We have also assumed that the Indenture and the Sixth Supplemental Indenture constitute the legal, valid and binding obligations of the U.S. Trustee and the Canadian Trustee and the due authentication of the Notes by the U.S. Trustee and the Canadian Trustee.

Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that:

1.       The issuance and sale of the Notes by the Company, the execution and delivery by the Company of the Underwriting Agreement, the Indenture and the Sixth Supplemental Indenture and the performance by the Company of its obligations thereunder will not violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement, the Indenture or the Sixth Supplemental Indenture or any judgment, order or decree of any New York or federal court or governmental authority binding upon the Company listed on Schedule I to this opinion. For purposes of this letter, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 2 below) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Indenture, the Sixth Supplemental Indenture, the Notes, the Underwriting Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Underwriting Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.

2.       No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the issuance and sale of the Notes by the Company, the execution and delivery by the Company of the Underwriting Agreement, the Indenture and the Sixth Supplemental Indenture and the performance by the Company of its obligations thereunder. For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

B-1-3

3.       The Company is not and, after giving effect to the offering and sale of the Notes, and the application of their proceeds as described in the Pricing Disclosure Package and the U.S. Prospectus under the heading “Use of Proceeds,” will not be required to be, registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

4.       The statements in the Pricing Disclosure Package and the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

5.       The Registration Statement, the Form F-X of the Company and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from any of them, and the Form T-1, as to which we express no opinion. We have assumed, for purposes of this paragraph, (i) the compliance of the Canadian Prospectus with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Prospectus include all reports or information that in accordance with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission, must be made publicly available in connection with the offering of the Notes. We understand that such matters are covered in the opinion of Norton Rose Fulbright Canada LLP furnished to you today.

6.        The Indenture and the Sixth Supplemental Indenture have, to the extent execution and delivery are governed by the laws of the State of New York, been duly executed and delivered by the Company. The Indenture and the Sixth Supplemental Indenture constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforceability of the Indenture and the Sixth Supplemental Indenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and possible judicial action giving effect to governmental actions relating to persons or transactions or foreign laws affecting creditors’ rights and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and the Indenture and the Sixth Supplemental Indenture conform in all material respects to the descriptions contained in the Pricing Disclosure Package and the U.S. Prospectus under the caption “Description of Debt Securities” and under the caption “Description of the Notes.” The Indenture has been duly qualified under the Trust Indenture Act.

7.        The Notes have, to the extent execution is governed by the laws of the State of New York, been duly executed by the Company. The Notes, when duly issued and delivered by the Company against payment as provided in the Underwriting Agreement, will constitute the legal, valid and binding obligations of the Company entitled to the benefits of the Indenture and the Sixth Supplemental Indenture and enforceable against the Company in accordance with their terms, except that the enforceability of the Notes may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and possible judicial action giving effect to governmental actions relating to persons or transactions or foreign laws affecting creditors’ rights and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and the Notes, when issued and delivered, will conform in all material respects to the description contained in the Pricing Disclosure Package and the U.S. Prospectus under the caption “Description of Debt Securities” and under the caption “Description of the Notes”.

B-1-4

8.        The Underwriting Agreement has, to the extent execution and delivery are governed by the laws of the State of New York, been duly executed and delivered by the Company.

9.        Under the laws of the State of New York relating to the submission of personal jurisdiction, the Company has, pursuant to Section 17 of the Underwriting Agreement and Section 113 of the Indenture, validly and irrevocably (i) submitted to the non-exclusive jurisdiction of any federal or state court in the City, County and State of New York, in any action based on or under the Underwriting Agreement, the Indenture or the Sixth Supplemental Indenture or the transactions contemplated thereby, (ii) waived any objection to the venue of a proceeding in any such court and (iii) appointed CT Corporation System as its authorized agent for the purpose described in Section 17 of the Underwriting Agreement and Section 113 of the Indenture; and service of process effected on such agent in the manner set forth in Section 17 of the Underwriting Agreement and Section 113 of the Indenture will be effective to confer valid personal jurisdiction over the Company. This opinion is subject to the qualification that we express no opinion as to enforceability of forum selection clauses in the federal courts.

The opinions expressed above are limited to the laws of the State of New York and the federal laws of the United States of America. Our opinions are rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect. We express no opinion with respect to the enforceability of any indemnity against any loss in converting into a specified currency the proceeds or amount of a court judgment in another currency.

This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Underwriting Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

B-1-5

ANNEX B-2

FORM OF NEGATIVE ASSURANCE LETTER OF

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

February 28, 2021

J.P. Morgan Securities LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

c/o

[●]

Ladies and Gentlemen:

We have acted as United States counsel to TELUS Corporation, a corporation organized under the laws of British Columbia (the “Company”), in connection with the Underwriting Agreement (the “Underwriting Agreement”), dated February 23, 2022, among you and the Company, relating to the offering and sale of U.S.$900,000,000 aggregate principal amount of 3.400% Sustainability-Linked Notes due May 13, 2032 (the “Notes”) of the Company. This letter is being furnished at the request of the Company in connection with the delivery of our opinion to you of even date herewith (the “Opinion”) under the Underwriting Agreement. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Underwriting Agreement.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-256124) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was filed on May 14, 2021, was amended on May 26, 2021 and became effective upon filing on May 26, 2021 pursuant to Rule 467(a) under the Act. In this letter, the Registration Statement at the time it became effective under the Act, including the documents incorporated by reference therein, is referred to as the “Registration Statement”; the base prospectus, dated May 25, 2021, included in the Registration Statement (the “Base Prospectus”), as supplemented by the preliminary prospectus supplement, dated February 23, 2022, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, immediately prior to the Time of Sale is referred to as the “U.S. Pricing Prospectus”; the U.S. Pricing Prospectus, taken together with the documents set forth in Annex D to the Underwriting Agreement, dated February 23, 2022, is referred to as the “Pricing Disclosure Package”; and the Base Prospectus, as supplemented by the final prospectus supplement, dated February 23, 2022, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, is referred to as the “U.S. Prospectus.”

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The primary purpose of our professional engagement was not to establish factual matters or financial, accounting or statistical information. In addition, many determinations involved in the preparation of the Registration Statement, the U.S. Pricing Prospectus and the U.S. Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of this letter. Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that we have not undertaken to independently verify, and cannot and do not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Registration Statement, the U.S. Pricing Prospectus or the U.S. Prospectus (other than as explicitly stated in paragraphs 4, 6 and 7 of the Opinion). The documents incorporated by reference into the Registration Statement and the U.S. Prospectus were prepared by the Company without our participation.

In the course of acting as United States counsel to the Company in connection with the offering of the Notes, we have participated in conferences and telephone conversations with officers and other representatives of the Company, its Canadian counsel, your representatives and your legal counsel and the independent registered public accountants for the Company during which conferences and conversations the contents of the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus and related matters were discussed. Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company and its subsidiaries), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) at the time it became effective, the Registration Statement (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of the Time of Sale, the Pricing Disclosure Package (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) at the time the U.S. Prospectus was issued, or at the Closing Date, the U.S. Prospectus (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Underwriting Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

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ANNEX C-1

FORM OF REGULATORY OPINION

OF THE VICE PRESIDENT – TELECOM POLICY &
CHIEF REGULATORY LEGAL COUNSEL OF THE COMPANY

1	The statements in the Company’s Annual Information Form dated February 10, 2022 under the headings “Canadian ownership and control requirements” and “Regulation”, and the statements in the Company’s management’s discussion and analysis for the fiscal year ended December 31, 2021 under the headings “Communications industry regulatory developments and proceedings” and “Regulatory Matters”, as modified, supplemented or superseded to the extent that a statement contained therein is modified, supplemented or superseded by any document incorporated by reference in the Prospectuses, insofar as such disclosure describes or summarizes matters of law, fairly summarizes such matters of law.

2	TCI and A.B.C. Allen Business Communications Ltd. are the only telecommunications common carriers (as such term is used in the Telecommunications Act and in accordance with the Ownership Regulations) that are controlled by the Company, and each such company is:

(a)	eligible to operate as a Canadian carrier in Canada, as defined under and in accordance with the Telecommunications Act and the Ownership Regulations;

(b)	not in violation of the prohibition contained in subsection 16(4) of the Telecommunications Act against operating in Canada as a telecommunications common carrier unless it is eligible under Section 16 of the Telecommunications Act to do so; and

(c)	not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations.

3	Not less than 80% of the members of the board of directors of TCI and A.B.C. Allen Business Communications Ltd. are individual Canadians, as defined under the Ownership Regulations, and Canadians, as defined under the Ownership Regulations, beneficially own, directly or indirectly, in the aggregate and otherwise than by way of security only, all of the issued and outstanding voting shares, as defined under the Ownership Regulations, of each such company.

4	TCI and A.B.C. Allen Business Communications Ltd. are the only radiocommunication service providers (as such term is used in the Radiocommunication Regulations) that are controlled by the Company and each such company:

(a)	is eligible to hold radio authorizations authorizing the operation in Canada of radio apparatus, as defined under and in accordance with the Radiocommunication Act and the Radiocommunication Regulations;

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(b)	is not in violation of the prohibition contained in subsection 4(1) of the Radiocommunication Act against operating radio apparatus in Canada, except under and in accordance with a radio authorization issued by the Minister of Innovation, Science and Industry;

(c)	is not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations; and

(d)	is eligible to be issued a radio authorization under subsection 9(1) of the Radiocommunication Regulations.

5	TCI is Canadian, as defined under the Ownership Regulations.

6	The Company, in respect of its ownership of and control over TCI, is a carrier holding corporation and a qualified corporation, as defined under the Ownership Regulations.

7	Except as disclosed in the Prospectuses, to the best of such counsel’s knowledge, there is no proposed or announced change in the Telecommunications Act, Radiocommunication Act, Ownership Regulations, Radiocommunication Regulations, Broadcasting Act or the CRTC Direction which would have a Material Adverse Effect.

8	TCI is the only holder of licenses to operate broadcasting undertakings (as such term is used in the Broadcasting Act), and it is:

(a)	eligible to hold broadcasting licenses authorizing the operation in Canada of distribution and programming undertakings, as defined under and in accordance with the Broadcasting Act;

(b)	not in violation of the prohibition contained in subsection 32(1) of the Broadcasting Act; and

(c)	not a non-Canadian (as that term is defined in the CRTC Direction).

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ANNEX C-2

FORM OF REGULATORY CERTIFICATE

OF THE VICE PRESIDENT – TELECOM POLICY &
CHIEF REGULATORY LEGAL COUNSEL OF THE COMPANY

1	To the best of such counsel’s knowledge, there are no legal or governmental investigations or other proceedings pending or threatened before any court or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign (including, without limitation, proceedings, inquiries or investigations of Innovation, Science and Economic Development Canada, Canadian Heritage, the CRTC or the Bureau, or arising under the Telecommunications Act, the Radiocommunication Act, the Broadcasting Act or the Competition Act) to which the Company or TCI is a party or to which any of the properties or assets of the Company or TCI is subject that are required to be described in the Prospectuses, that are not so described as required or any statutes, including any statutes relating to the regulation of the Canadian telecommunications, radiocommunications and broadcasting industries (including for this purpose the orders, rules, regulations, directives, decisions, notices and policies promulgated pursuant to any applicable statutes or regulations specifically relating to the regulation of the Canadian telecommunications, radiocommunications and broadcasting industries and the orders, rules, regulations, directives, decisions, notices and policies promulgated thereunder), regulations, contracts or other documents that are required to be described in the Prospectuses that are not described as required.

2	To the best of such counsel’s knowledge, each of the Company and its subsidiaries owns, possesses or has obtained all licenses, permits, certificates, consents, orders, approvals, waivers, registrations, and other authorizations from, and has made all declarations and filings with, all federal, provincial and other governmental authorities, all self-regulatory organizations and all courts and other tribunals, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof except where any failure to possess or obtain any such licenses, permits or other documents described in this paragraph or to make any such declaration or filing, or to fulfill any condition to an authorization would not, singly or in the aggregate, have a Material Adverse Effect, and neither the Company nor TCI has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, certificate, consent, order, waiver, registration, approval or other authorization, except as described in the Prospectuses or except where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect; and each of the Company and TCI is in compliance with all laws and regulations relating to the conduct of its business as conducted as of the date hereof except where any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect.

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3	To the best of such counsel’s knowledge, neither the Company nor TCI is in violation of, or in default in any respect under, any judgment, decree, decision, order, writ, law, statute, rule or regulation rendered or enacted in Canada respecting telecommunications and the regulation within Canada of telecommunications common carriers, as defined in the Telecommunications Act, respecting radiocommunication and the operation within Canada of radio apparatus, as defined in the Radiocommunication Act or respecting broadcasting and the regulation within Canada of broadcasting undertakings, as defined in the Broadcasting Act, applicable to the Company or its subsidiaries, or any interpretation or policy relating thereto that is applicable to the Company or its subsidiaries except where the consequence of such violations or defaults would not have a Material Adverse Effect; the conduct of the Company’s and its subsidiaries’ businesses in the manner and to the extent currently conducted and proposed to be conducted, as described in the Prospectuses, is in accordance with all material conditions and/or provisions of the Licenses and the Communications Statutes except where the consequence of any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect; and no event has occurred which permits, or with notice or lapse of time or both, would permit the revocation or termination of any of the Licenses or which might result in any other material impairment of the rights of the Company and TCI therein or in any material violation of the Communications Statutes except where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect.

4	To the best of such counsel’s knowledge, when required, the Company and TCI have timely filed all renewal applications with respect to all Licenses held by any of them, except where the failure so to file would not result in a Material Adverse Effect; no protests or competing applications have been filed with respect to such renewal applications and nothing has come to the Company’s attention that would lead it to conclude that such renewal applications will not be granted by the appropriate regulatory agency or body in the ordinary course or that its Licenses will be terminated, except where the consequence of such applications not being granted or termination of Licenses would not, singly or in the aggregate, have a Material Adverse Effect; and the Company and its subsidiaries are authorized under the Communications Statutes and the rules and regulations promulgated thereunder to continue to provide the services which are the subject of such renewal applications during the pendency thereof.

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ANNEX D

LIST OF ISSUER FREE WRITING PROSPECTUSES THAT ARE PART OF THE PRICING DISCLOSURE PACKAGE

Final Term Sheet, dated February 23, 2022, as filed pursuant to Rule 433 of the U.S. Securities Act on February 23, 2022.

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